Exhibit 99.1

FLY LEASING REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS

Dublin, Ireland, November 8, 2012 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the third quarter of 2012.

Third Quarter 2012 Highlights

•	Adjusted Net Income of $5.4 million, $0.21 per share

•	Net loss of $29.4 million, or $1.15 per share, including $33.9 million of refinancing related expenses

•	Entered into a new $395 million senior secured term loan, reducing net leverage to 4.2x

•	Purchased two B737-800s, bringing fleet to 110 aircraft

•	Closed $250 million aircraft acquisition facility on November 7th

•	Declared a dividend of $0.22 per share on October 15th

“FLY is reporting a net loss of $29 million for the third quarter due to non-recurring charges associated with the debt refinancing completed in August,” said Colm Barrington, CEO of FLY. “The refinancing achieved several important objectives including providing long-term financing with an attractive free cash profile, reducing leverage and future interest costs, and eliminating significant refinancing requirements through 2018.”

“Our fleet generated strong revenue in the quarter,” added Barrington. “The portfolio of 49 aircraft acquired last year is now contributing significantly to our bottom line, helping to grow our Adjusted Net Income as compared to the same period of last year and demonstrating the true value of the strategic acquisition.”

“During the third quarter, we acquired two additional B737-800s, growing our fleet to 110 aircraft on lease to 53 airlines in 29 countries,” said Barrington. “We continue to see attractive opportunities for growth and FLY is well positioned to take advantage of these prospects, with $115 million of unrestricted cash and a new $250 million aircraft acquisition facility we closed yesterday.”

Third Quarter Financial Results

FLY is reporting a net loss for the third quarter of 2012 of $29.4 million, or $1.15 per share. This compares to net income of $3.4 million, or $0.13 per share, for the same period of 2011. The loss is attributable to non-recurring refinancing related expenses of $33.9 million, including a pre-tax charge of $32.3 million to terminate interest rate swaps associated with a credit facility that was fully repaid during the quarter. Operating lease revenue increased to $84.4 million for the third quarter of 2012 from $47.4 million for the same period in 2011, primarily due to growth in the aircraft portfolio following the aircraft acquisitions completed in late 2011.

Net income and diluted earnings per share for the nine months ended September 30, 2012 were $16.7 million, or $0.63 per share, compared to $10.3 million, or $0.39 per share for the same period in 2011. The increase is due to income from the additional aircraft in the portfolio, partially offset by non-recurring refinancing related expenses.

Adjusted Net Income

Adjusted Net Income was $5.4 million or $0.21 per share for the third quarter of 2012 compared to $4.3 million, or $0.17 per share, in the third quarter of the previous year.

For the nine months ended September 30, 2012, Adjusted Net Income was $63.1 million ($2.43 per share) compared to $15.1 million ($0.58 per share) for the same period of the previous year. The significant increase reflects the income from the increased portfolio and additional end of lease income in 2012 as compared to 2011.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividend

On October 15, 2012, FLY declared a dividend of $0.22 per share in respect of the third quarter of 2012. This dividend will be paid on November 20, 2012 to shareholders of record on October 30, 2012. This dividend is the 20th consecutive quarterly dividend declared by FLY.

Financial Position

At September 30, 2012, FLY’s total assets were $3.0 billion, including flight equipment with a net book value of $2.7 billion. Restricted and unrestricted cash at September 30, 2012 totalled $281.7 million, of which $115.0 million was unrestricted. These amounts compare to total cash of $380.5 million and unrestricted cash of $82.1 million at December 31, 2011.

During the quarter, FLY entered into a new $395 million senior term loan secured by 23 aircraft and maturing in 2018. As a result of the refinancing, FLY’s net leverage, defined as the ratio of net debt to total shareholders’ equity was reduced to 4.2x at September 30, 2012 compared to 5.1x at December 31, 2011. Net debt is defined as book value of secured borrowings, less unrestricted cash and cash equivalents.

Aircraft Portfolio

At September 30, 2012, FLY’s 110 aircraft were on lease to 53 lessees in 29 countries. The table below shows the aircraft in FLY’s portfolio on September 30, 2012 and December 31, 2011. The table does not include the four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Sept 30, 2012	Dec 31, 2011
Airbus A319	20	20
Airbus A320	27	29
Airbus A330	1	1
Airbus A340	3	3
Boeing 717	6	6
Boeing 737	40	37
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Total	110	109

At September 30, 2012, the average age of FLY’s fleet was 9.2 years, weighted by the net book value of each aircraft. The average remaining lease term was 3.1 years, also weighted by net book value. At September 30, 2012, the leases were generating annualized revenues of approximately $341 million. For the third quarter of 2012, FLY’s lease utilization factor was 93%. For the nine months ended September 30, 2012, the lease utilization factor was 97%.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 4:30 p.m. U.S. Eastern Time on Thursday, November 8, 2012. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 32843684 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 32843684. The replay recording will be available until November 22, 2012.

A live webcast of the conference call will be also available on the Events page in the Investor Relations section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sept. 30, 2012 (Unaudited)	Three months ended Sept. 30, 2011 (Unaudited)	Nine months ended Sept. 30, 2012 (Unaudited)	Nine months ended Sept. 30, 2011 (Unaudited)
Revenues
Operating lease revenue	$84,443	$47,387	$285,800	$149,149
Equity earnings from unconsolidated subsidiaries	1,852	1,289	5,980	2,626
Gain on sale of aircraft	—	—	8,489	—
Interest and other income	113	761	1,556	2,502

Total revenues	86,408	49,437	301,825	154,277

Expenses
Depreciation	34,302	21,158	102,795	62,723
Interest expense	36,045	18,278	109,695	55,174
Selling, general and administrative	11,435	5,756	30,213	19,653
Ineffective, dedesignated and terminated derivatives	32,580	—	31,353	—
Maintenance and other costs	3,478	184	6,138	4,103

Total expenses	117,840	45,376	280,194	141,653

Net income (loss) before provision for income taxes	(31,432)	4,061	21,631	12,624
Provision (benefit) for income taxes	(1,993)	645	4,954	2,347

Net income (loss)	$(29,439)	$3,416	$16,677	$10,277

Weighted average number of shares
- Basic	25,769,115	25,647,373	25,750,811	25,904,913
- Diluted	25,769,115	25,841,921	25,915,110	26,054,343
Earnings (loss) per share
- Basic	$(1.15)	$0.13	$0.63	$0.39
- Diluted	$(1.15)	$0.13	$0.63	$0.39
Dividends declared and paid per share	$0.22	$0.20	$0.62	$0.60

FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Sept. 30, 2012 (Unaudited)	Dec. 31, 2011 (Audited)
Assets
Cash and cash equivalents	$114,998	$82,105
Restricted cash and cash equivalents	166,698	298,404
Rent receivables	713	3,186
Investment in unconsolidated subsidiaries	15,921	15,141
Flight equipment held for operating leases, net	2,678,305	2,762,289
Deferred tax asset, net	—	5,329
Fair market value of derivative asset	738	4,023
Other assets, net	30,191	28,021

Total assets	$3,007,564	$3,198,498

Liabilities
Accounts payable and accrued liabilities	20,493	10,429
Rentals received in advance	14,835	15,297
Payable to related parties	2,774	4,863
Security deposits	48,121	50,672
Maintenance payment liability	231,467	231,793
Secured borrowings, net	2,136,510	2,326,110
Deferred tax liability, net	986	—
Fair market value of derivative liabilities	54,473	98,487
Other liabilities	20,022	17,814

Total liabilities	2,529,681	2,755,465

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 25,769,115 and 25,685,527 shares issued and outstanding at September 30, 2012 and December 31, 2011, respectively	26	26
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	458,290	455,186
Retained earnings	58,342	57,982
Accumulated other comprehensive loss, net	(38,775)	(70,161)

Total shareholders’ equity	477,883	443,033

Total liabilities and shareholders’ equity	$3,007,564	$3,198,498

FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sept. 30, 2012 (Unaudited)	Three months ended Sept. 30, 2011 (Unaudited)	Nine months ended Sept. 30, 2012 (Unaudited)	Nine months ended Sept. 30, 2011 (Unaudited)
Net income (loss)	$(29,439)	$3,416	$16,677	$10,277
Add (less):
Ineffective, dedesignated and terminated derivatives	32,580	—	31,353	—
Non-cash share based compensation	1,458	733	3,104	3,096
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	5,606	—	18,158	—
Acquisition transaction fees and expenses	—	182	—	1,929
Income tax effects	(4,801)	(23)	(6,222)	(241)

Adjusted Net Income	$5,404	$4,308	$63,070	$15,061

Weighted average diluted shares outstanding	25,960,109	25,841,921	25,915,110	26,054,343

Adjusted Net Income per share	$0.21	$0.17	$2.43	$0.58

Adjusted Net Income Plus Depreciation and Amortization, a

Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS)

	Three months ended Sept. 30, 2012 (Unaudited)	Three months ended Sept. 30, 2011 (Unaudited)	Nine months ended Sept. 30, 2012 (Unaudited)	Nine months ended Sept. 30, 2011 (Unaudited)
Adjusted Net Income	$5,404	$4,308	$63,070	$15,061
Add:
Depreciation	34,302	21,158	102,795	62,723
Other amortization	7,427	3,465	14,873	10,934
Provision for deferred income taxes	2,014	351	9,395	1,659

Adjusted Net Income Plus Depreciation and Amortization	$49,147	$29,282	$190,133	$90,377

FLY defines Adjusted Net Income as net income plus or minus the after-tax impacts of ineffective, dedesignated or terminated cash flow hedges, swap termination costs, non-cash share-based compensation, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting and acquisition transaction fees and expenses. FLY believes that Adjusted Net Income provides useful information about operating performance and period over period comparisons. It also provides additional information that is useful for evaluating the underlying operating performance of our business without regard to the impacts of fair-value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Generally Accepted Accounting Principles in the United States.

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, adjusted net income plus depreciation and amortization excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Finally, FLY’s definitions may be different than those used by other companies.